Filed Pursuant To Rule 433

Registration No 333-286293

September 25, 2025

MANAGING DIRECTOR, HEAD OF RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: Bitcoin, ether, XRP, Solana Carano, just those five tokens account for 90% of the investible crypto market capitalization in equity markets. This is like the mag five for crypto. Crypto investing is growing up and changing.

THINKING CRYPTO PODCAST, HOST, TONY EDWARD: It's great to see the progress that's being made. It's certainly been night and day compared to how things were, uh, over the past four years.

PANDL: Yeah, absolutely.

EDWARD: This episode is brought to you by V Chain. V chain is one of the top layer one enterprise blockchains indie crypto asset class. And they are getting adoption by many big brands and companies around the world who are building Web3 and decentralized application technologies. I've been a vet token holder for many years. In fact, I started investing in V Chain back in 2018, and some of the key features of the V chain blockchain includes its secure, affordable, scalable, facet sustainable. Some of the companies and brands working with V Chain include Givenchy, Walmart, China, BMW, Boston Consulting Group, and many more. Most recently, they partnered with Dana White in the UFC and Dana White even said recently that he purchased over a million dollars of the vet token and V Chain also recently launched staking where you can stake the vet token and earn great rewards. So if you'd like to learn more about V Chain, go to vchain.org. Link will be in the description. Hey folks, welcome into The Thinking Crypto podcast. I'm your host, Tony Edward, and joining me is Zach Pandl, who is the head of research at Grayscale. Zach, it's great to have you back on.

PANDL: Tony. Great to see you. Great to be on again.

EDWARD: Yeah. Zach, we are recording this on Friday, September 19th, a day after big news of the SEC approving the Grayscale Digital Large Cap fund. I'm ready to dive into that and much more. Um, maybe let's kick it off with that, you know, tell us about this fund, what it encompasses, and, uh, I know the SEC had delayed certain things in the past, but now we have the approval.

PANDL: Yeah, great. Uh, place to start. Big news for Grayscale, but let's take a kind of step back and talk about, uh, you know, what, where we are for crypto investing is, is growing up, uh, and changing. We are broadening the access, uh, to crypto from to a much wider range of investors that touch the asset class. Uh, before, you know, many, many investors see the value in innovative technology and the sort of scarcity of these digital assets in a time when valuations for many traditional assets are challenged. And we have new macro risks, stagflation risks, uh, you know, maybe downside risk to the US dollar. So investors are thinking hard about how to build a portfolio of assets that works for them over time. And many investors are drawn to the crypto asset class, uh, for exactly those, uh, reasons. At the same time, you know, know you, you're a crypto expert, Grayscale, we're, we're crypto experts. Uh, here, you know, the crypto asset class and, and blockchain technology has a lot of complexity, uh, to it. And so while investors want to allocate, uh, to crypto, they also sometimes become overwhelmed by the number of, uh, choices. And that's why we're so excited to be able to bring this product to market as an exchange traded product or, or ETP, uh, the Grayscale CoinDesk crypto five ETF, uh, product will give investors, uh, systematic access to the top five crypto assets by market cap in a way that will automatically rebalance that over time. So, as you know, many investors when they allocate to stocks or they allocate to, to bonds, they don't want to be a, a stock picker or a bond picker. They just want exposure to the asset class, uh, index, like beta exposure to the, uh, asset class. And that's what the crypto five, uh, ETF product will be able to do, uh, for investors in the crypto asset class. They can incorporate these assets into their, uh, portfolio without having to worry about picking the right tokens or rebalancing over time. An index approach, uh, for crypto can work just as well as index investing in all other asset classes. And that's really what this product, uh, is designed to do. So we are thrilled to be able to offer that solution to investors, and we think it's gonna be a great fit, uh, for many of our clients.

EDWARD: I love it. It's something I've been talking about for a long time that, you know, the s and p 500, the nasdaq, the Dow Jones, these are top performing indexes and, and you get the basket right. And a lot of people, exactly to your point, they don't have the time to go through individual stocks or individual crypto, but they want exposure. They wanna get exposure to the asset class. So this is really great, and the top five makes sense. You know, the most liquid assets, you know, by market cap, they're up there. So this is a great product, and I think, uh, a lot of folks will definitely wanna invest in it.

PANDL: Yeah, absolutely. Just building on that, uh, thought, you know, for the, for the stock market, there's many, many, uh, companies with modest market cap for, so something like the s and p 500, individual stocks is a great way to get that broad exposure. But the crypto asset classes is very top heavy, and there are some natural reasons for that, uh, given the nature of the technology. So holding just the top five tokens actually gets you 90% of the investible market cap of the crypto asset class. So, uh, although it's only five tokens, you're, you're getting, uh, sufficient exposure, I think for the, to the breadth of the technology. Uh, and investors are not gonna be to miss something big that comes along. If a new, uh, project, a new, uh, blockchain is emerging and growing in market, uh, capitalization, the index will automatically rebalance to give investors that, uh, exposure. You're starting with today's top five tokens by market cap. Some of them, the symbols are, are on your, the pillows, uh, behind you, but you know, Bitcoin, ether, XRP, Solana, and Carano. That's what the product starts with today, those top five tokens. But as the industry changes, the index will automatically rebalance to incorporate new market, uh, leaders.

EDWARD: Now to confirm, this is an ETF, is it a spot ETF? Uh, break us, break it down for us, because I know there's a lot of spot et individual spot ETF applications in play.

PANDL: Yeah, it's a very simple product. It's a, it's an ETF that regulators like us to call it ETP, exchange traded product, but the term of art, uh, widely used in the industry is ETF. So I think we can use them, uh, interchangeably. Yeah, so the crypto five ETF just holds the underlying spot exposures of the token. It's not using derivatives or anything else. It's just giving investors direct exposure to the tokens, to Bitcoin, to ether, to XRP, to Solana in Carano at the moment in a market capitalization weighted, uh, fashion. And as those market capitalizations move around, as there's underperformance and, and, uh, outperformance of, of certain tokens, the index will automatically buy and sell the appropriate, uh, amount of bitcoin, ether, et cetera, to give investors that same market capitalization, uh, weighted exposure, uh, as it, uh, rebalances over time. So it's a very simple, uh, structure, uh, but I think we'll be a very effective, uh, solution, uh, for investors. We see Grayscale is out in the world talking to investors every single day about investing in the crypto asset class. And I can't tell you how many times, uh, we have been asked just for exactly this product. Now we have been running this, uh, fund, uh, since 2018, uh, but we weren't able until this week to offer it as an ETP or ETF, uh, product. And so that's really the breakthrough giving investors this exposure in the most efficient product structure, ETP product structure, which, uh, is so popular among investors. That's really the, the key, uh, the win here and, and why it's gonna be such a great solution.

EDWARD: And where can folks access this? Is it simply how they've accessed ETFs and, and other things? Absolutely. On platforms like Robinhood or whatever it may be.

PANDL: Yeah, anywhere that you already access your investment accounts. The ticker is GDLC, GDLC for the Grayscale coin desk, crypto five ETF, and you can find that in all the usual, uh, places. So all, all you have to remember is, uh, is the ticker and, and go check it out there. Of course, you know, the normal disclosures, uh, apply. You know, crypto investing involves a risk. Investors should do their own homework. But when investors are ready to make a crypto allocation to their portfolio in the context of a diversified portfolio, this single fund can give you a, a great place, uh, to begin getting you 90% of the, the market cap of the crypto asset class just in a single, uh, product. It's gonna be a great one-stop shop solution. Uh, for investors that are trying to build, uh, crypto into their investments,

EDWARD: This feels like a very monumental moment. Uh, especially, you know, everything that we've experienced over the past four years and the roadblocks and delays, uh, but we have this basket, ETF, so to speak, uh, where people can get exposure. Um, you know, what can you tell us about the SEC and their previous pausing and delays, but now it seems they've gotten their act together, so to speak, and they're getting these things approved.

PANDL: Well, we, we have had a great productive dialogue with, uh, regulators for a long time at here at Grayscale. And, you know, for your listeners who have followed this journey over a long time, we'll know that, you know, we have been really at the front lines of trying to offer efficient access to crypto investing, to, uh, US-based, uh, investors. In fact, we first filed for a Bitcoin ETF product all the way back in, in 2013, if you can believe it, a long time ago, uh, in kind of crypto, uh, market terms. Uh, we finally were able to bring that product to market in, uh, joint January of, of 2024. And since that time, I would say the, uh, the speed of approval and the process of bringing regulatory clarity for the crypto industry in the United States has only been, uh, accelerating. The, uh, Trump administration came into office with really a mandate from voters to bring regulatory clarity to, uh, the crypto industry here, uh, in the US to give investors, you know, safe and efficient access to crypto assets, and to ensure that people operating, uh, in the, uh, space developers businesses operating crypto, knew that they had a, uh, a safe, uh, future, uh, here in the US.. And I think the Trump administration really has delivered on that. And largely those efforts have had bipartisan, uh, support. You know, we saw the, the Genius Act, uh, for example, on a stable coin legislation in July pass with bipartisan, uh, the support, support. So it, it's clear that it's this, uh, you know, sees a across the aisle, uh, effort, uh, to help, uh, bring reg regulatory clarity, uh, to our industry here. Uh, and SEC approval of crypto investing products, while it's very important for, for crypto, are just, are very important for Grayscale, excuse me, are just one element of that, uh, process. So, uh, it's great to see this change. It's been a long time coming. We think that this type of product will be a great fit for so many, uh, investors, uh, and we're thrilled to be able to, to introduce it as an ETF this week.

EDWARD: Yeah. And in addition to, um, you know, your approval, I, I saw the SEC also introduced an accelerated basis of new listing standards to help speed up the approval of crypto ETPs and to get them listed. What are your thoughts on that? It sounds like it's gonna make it easy for Grayscale and other players as well.

PANDL: Yeah, that, that's right. Maybe, again, kind of taking a, a step, uh, back, you know, investors want to incorporate crypto assets into their, uh, traditional investment accounts, a retirement account, a a brokerage, uh, account, uh, th this sort of thing, uh, you know, tax advantage type accounts, uh, that it can be held for, for the long run. Um, and over the last couple of years, it's taken quite a lot of effort, but we've been able to offer Bitcoin and Ethereum ETPs, uh, in that, uh, structure. Essentially, what this, uh, news means is that the SEC other regulators are not gonna have to look at every single crypto token on an individual basis and decide, you know, whether it should or should not, uh, be, uh, authorized to, to, to be available in an ETP uh, structure for investors in their retirement accounts, uh, for example. Instead, the SEC is going to give us a generic set of criteria. And these are, uh, technical criteria, uh, related to, uh, the, the listing of these assets on certain qualified spot and futures exchanges. Those details are not, uh, terribly important for people to know. But what it means is that, um, for investors is that the range of crypto assets that's available to, to choose from in the efficient ETP wrapper is going to increase quite significantly. So it began with Bitcoin, uh, follows shortly thereafter by Ethereum. And investors should anticipate a significant expansion in the number of other crypto assets, uh, that meet, uh, these new criteria and that are available into the ETP wrapper. So, fundamentally, this is about, uh, regulatory clarity on the one hand and increasing consumer choice, uh, on the other. And, uh, Grayscale is delighted to be part of that, uh, process and offer some of these, uh, product, uh, to investors, hopefully in the not too distant future.

EDWARD: Yeah, it's great to see the progress that's being made. And it's, it's certainly been night and day compared to how things were, uh, four years ago or over the past four years, with the approval of, uh, this, you know, uh, GDLC ETF, which includes the top five assets. You know, there's the individual applications in play, like the XRP and SOLANAS bought ETFs, and those seem to have the highest probability of getting approved. 'cause they have the futures markets, which the SET is required for Bitcoin and Ethereum. So, is this an indication that, you know, the approval of those individual asset ETFs are right around the corner?

PANDL: Well, I, I wanna give regulators, uh, the appropriate, uh, time to make all those, uh, decisions. But, uh, that's, I think investors should, if they want to look at those, uh, criteria, can evaluate, you know, which ones are, are more likely than others as a general matter, um, the highest market capitalization, tokens with the most liquidity, with the, the broadest range of, of listings and product availability, as you mentioned, things like, uh, futures products will be the next in line, uh, to be available for, for ETPs. That being said, I do wanna go back, um, to the crypto five, uh, product in this, uh, context. Consumer choice is gonna increase a lot, and we would love for investors to have the opportunity to buy a Solana ETP, uh, for example. And I think that those types of products will be, uh, very popular. At the same time, many traditional investors are, you know, not that interested in, uh, picking all the different, uh, tokens in the same way that, you know, they don't necessarily want to pick all the individual stocks. So of course, there is some of that, and there will be a lot of demand for these individual exposures. But, uh, in my view, the diversified exposure, just like index investing in other, uh, asset classes is so popular. I think that the index exposure, diversified exposure will be just a natural place to start, even as we see a significant increase in the number of single token ETP products. So the investors will have that choice. They can buy any single token they want, uh, but they will also have the choice to buy a diversified index based automatically rebalancing a fund. And in my personal view, having spoken to so many, uh, investors over the last couple of years, uh, that index approach will be very popular, um, uh, for, for investors and give them some exposure to each of these tokens without having to, you know, manage all the, uh, the positions, uh, for themselves.

EDWARD: Are there plans down the road? I know this is very early to have this conversation with the approval that just happened, but, uh, to expand this from top five to top 10 and eventually top 20, and maybe you have different versions, right? It's GDLC 5G dlc, 10, GDLC, 20, things like that. Yeah,

PANDL: I think top five is actually the sweet spot in, in my view. Now, Grayscale is always thinking about product innovation. Um, uh, of course, and, and you'll see much more from us over the, the coming years, but forgetting this, uh, basic crypto, uh, exposure into your portfolio, you know, uh, capturing a sufficient, uh, beta, uh, in the asset class over time, in my view, a top five, uh, selection is about the, the sweet spot. Just those five tokens account for 90% of the investible, uh, crypto market capitalization. So you can add additional things, uh, to that over time, but they become diminishingly, uh, small, uh, blockchains are networks and they're dominated by network effects. And in those types of industries, whether it's blockchains or something like social media, what you tend to find is dominance by a small number of large players. And I actually think that this will be a feature of our industry over time, even as it grows up, uh, more and more. And there's constant innovation. There will be a small number of, uh, large market leaders that capture the lion's share of, of market cap. And for that reason, the, the crypto five, uh, approach, in my view, does get a very investors very efficient access, uh, to the, to the asset class. You can think of it as we have a Mag seven magnificent seven, uh, in equity markets. This is like the mag five for crypto. It's really the large players capturing, you know, the, the mega cap, uh, names, uh, in crypto and giving investors sufficient exposure to this type of, uh, technological, uh, innovation. And in my personal view, going beyond five, uh, is probably gonna experience diminishing marginal, uh, return. So, uh, we've been thoughtful about structuring the product, uh, in this way with those, uh, thoughts in mind. And I think, uh, a top five approach is about the sweet spot for the crypto asset class.

EDWARD: Yeah, that definitely makes sense. Um, Zach, something else a lot of people are waiting for from the SEC's approval of staking in the Ethereum spot ETFs. So a couple questions here. There was a report that came out yesterday from Acomm that Grayscale move, uh, some eth, I know this is just on chain data, and they were saying possibly you guys were preparing for approval of staking in the SPOT ETFs. Um, do you think that's around a corner, and are you preparing for that?

PANDL: Well, I can, uh, verify that particular, uh, press report, but I can tell you that Grayscale has been preparing for staking in its investment products for many years, <laugh>. So, uh, we are absolutely ready, uh, to offer that to investors. Uh, when, uh, when we have approval, lemme take a step back and, and clarify what, what, what, uh, uh, you know, what that staking even, uh, means. You know, crypto assets, uh, can be put to work, um, you know, can be, uh, put to work, to, to get, uh, in increasing rewards, uh, for investors and, and providing a service to the blockchain, helping run the blockchain, essentially, that's what staking is all about, provides a reward, uh, to investors. And so the, the tokens that already sit in these investment products in these ETP uh, products can be put to work, can be helped, uh, can help, uh, in the process of running the blockchain. And that'll provide additional rewards in, uh, what we call those staking rewards, uh, back to end, uh, investors. And so the price return and the price volatility of the Ether Token, the, of the Ethereum network, uh, for example, will still be the, the dominant, uh, consideration for investors. It, we can add a couple of percent, uh, potentially, uh, potentially to investors total return through those, uh, staking rewards. So it's a process of, uh, helping operate the blockchain and earning rewards, uh, in, uh, in exchange. And absolutely, investors will be interested in this. And, and Grayscale is ready to offer that, uh, to investors as, as soon as we have approval, and we anticipate that be happening in the not too distant, uh, future that investors can anticipate, uh, staking in US listed, uh, ETPs. And again, I think that that will, uh, drive additional investor interest.

EDWARD: So how does the staking component fit with the top five, the GDLC ETF? Um, will, will the rewards be in that or, you know, more so on the single asset to ETF

PANDL: Investors should, uh, anticipate staking to begin on the single asset ETPs? Uh, there's of course a lot of change happening, uh, in crypto and a lot of, uh, product, uh, innovation. Bringing the, the Bitcoin ETPs, uh, to market in in 2024 was a huge step, uh, forward, uh, and has really, you know, began the ball, uh, moving in terms of all this, uh, change happening, uh, throughout the, the industry and the products are getting more and more efficient, uh, every, uh, day, you know, more consumer choice, more efficient, uh, products, uh, you know, better solutions for investors building, uh, portfolios. And eventually we will, we will touch all those, uh, elements, um, you know, uh, staking in, in all the products, uh, that, uh, can, uh, have them. Uh, but investors should anticipate that beginning, uh, in the single asset, uh, ETPs, uh, over the coming, uh, months and eventually, uh, incorporated in all the products where it is, uh, appropriate. Of course, Bitcoin doesn't have, uh, that, uh, feature, but all the products where, uh, staking is, uh, you know, potentially a source of additional return for investors, we expect that that will be included, uh, over time.

EDWARD: Yeah. So I'm assuming, to your point, uh, down the line, we're gonna see Solana and Cardano eventually jump, jump on that train as the SEC approves these things.

PANDL: Yeah, fingers crossed, you know, Grayscale has been in the business for a long time, uh, providing us investors, uh, you know, safe, reliable, regulated access to, to crypto products in traditional investment, uh, accounts. And we work cooperatively with regulators in order to bring these products, uh, to market. And so, as, uh, you know, the regulatory picture changes in the US as, as we get more and more clarity, uh, from the bipartisan, uh, group of lawmakers and regulators that are working on, uh, these issues, we will bring, uh, additional products, uh, to market. And our investors already ask for, uh, for these, uh, for these things. So we know that there is demand, uh, for these exposures, and we're eager to, uh, bring those to products as soon as, uh, regulators give us, uh, the green light. And we, again, work cooperatively with them, uh, every day to help, uh, help them understand these products, the risks involved, and, and when it's appropriate to, to offer them to, uh, investors.

EDWARD: Do you think, and are, are you guys thinking about this, we will eventually have ETFs for tokenized assets? I don't know if it makes sense, because let's say folks are tokenizing stocks in certain equities, they already exist in the market. Do you necessarily need to have them in an ETF or is there an another opportunity there? Kind of the index aspect? Well, I can get the MAG seven tokenized, uh, and that those, as those tokenized assets are being worked on or put to work in defi, so that's the additional benefit of holding the ETF for them.

PANDL: It's a great, uh, question. Investors can think of the, the crypto ETPs, like the, the Bitcoin ETPs as a way to build a bridge from the, the world of crypto back to traditional, uh, finance. By putting Bitcoin in these ETP wrappers, you know, giving them access to traditional investors in traditional accounts. Tokenization in, in some ways is building a bridge in the other, uh, direction. It's taking traditional assets, you know, stocks, bonds, real estate, maybe even a traditional ETF or an index exposure like the Mag 7 that you mentioned, and bridging them back, uh, to the wool of crypto, putting these assets, uh, on chain. And there's advantages to, to both, uh, approaches. Uh, fundamentally, I think how investors should think about tokenization is a kind of back office innovation in how our capital markets, uh, function. You know, how you and me interact with our investments in the future is gonna be not all that different than it is today. We're gonna have a, a webpage where we, our brokerage accounts, uh, our sitting and we go and, and can manage our, our assets. The the difference is that in the future, when we are, uh, trading an asset, exchanging an asset, you know, borrowing and lending, uh, potentially that something different is gonna be happening behind the scenes, instead of those, uh, transactions taking place on the balance sheet of some kind of intermediary, they'll be taking place on a, in a decentralized way on a blockchain. And the benefit, uh, to users will be things like 24/7 trading, instant settlement, global access, potentially integration with other, uh, defi applications that, that you mentioned. So our experience as users is gonna be very similar. We're gonna be buying and selling, uh, assets that we want exposure to as we construct a portfolio. But tokenization, blockchain innovation is going to upgrade the sort of back office, uh, of our capital markets infrastructure to provide user benefits. And there's lots of specific ways that that's gonna happen, but I think that that's fundamentally how investors should think about the process. And that's great. Uh, you know, we, we just wanna see a more efficient, uh, more effective, uh, capital markets and, and financial system and tokenization is, is one part of that, that future vision.

EDWARD: And on the other side of the coin, you have digital asset treasury companies, a lot of them buying crypto assets. And this trend continues to grow, uh, a lot. It started with Bitcoin, with Michael Saylor and strategy. It has now moved to Ethereum, Solana and other assets. Does it make, first, what are your thoughts on that? And does it make sense to create ETFs around these, uh, companies where you have their respective stocks in an ETF, maybe it's, uh, Solana treasury companies, Ethereum treasury companies, that type of thing?

PANDL: Yeah, also a great question. Again, I, I would think of Digital Asset Treasury. So what are these things? First, digital Asset Treasuries, uh, DATs, these are just public companies that put crypto assets on their balance sheet, and they therefore serve as an access vehicle to equity market investors that are trying to get, uh, crypto exposure. So I mentioned that ETFs or ETPs can be thought of as a bridge from the world of crypto back to the world of traditional finance. You can think of digital asset treasuries or debts as another type of bridge, and I would consider them complimentary, uh, to the, to the ETFs. Uh, what what we find is that many investors, uh, just want to invest in public equity, uh, markets. That is the scope of their mandate, that they work within the confines of public equity markets, but they want crypto exposures. And so there are listed crypto companies, you know, uh, crypto, uh, industry players that have, uh, public shares that are an option. Uh, we have lots of Bitcoin miners, uh, for, for example, and that's been an option for public equity market investors for a while. But really they want a broader range, uh, of tokens in a public equity, uh, structure. So DATs are, uh, that, uh, solution. Can those things be put into an an ETF structure to your question? Absolutely. And in fact, Grayscale offers a product, uh, along those lines. And so we, we have a, uh, a product ticker, BCORB core, uh, the Bitcoin adopters, uh, ETF. And this is a basket of companies that have significant amounts of Bitcoin on their balance sheet. And so if investors, they don't wanna go select the individual Bitcoin, uh, DATs, uh, we can put them in an ETF wrapper, and you can get a diversified exposure to those, uh, types of, uh, names. So all of these innovations are possible, uh, you know, where there's, uh, investor demand, we offer something, uh, exactly, uh, like that. But the, the underlying point that I would try to make is it's all about building bridges. Uh, you know, the crypto or the blockchain based financial, uh, system is truly distinct then our traditional, uh, intermediated, uh, financial system, and we need all these tools to build bridges, uh, uh, between them, uh, ETFs, DATs, tokenized assets, these are all different ways to build bridges between these two worlds of, of finance. And as crypto is growing up, you know, the, the size and quality of all those bridges is getting, uh, uh, improved and we should expect investors should expect that could continue over time, more ETFs, more tokenized assets, potentially even more DATs.

EDWARD: Yeah, for sure. It's, it's amazing how the ecosystem is growing and all these new avenues. Uh, the other one I was gonna ask you about is, uh, publicly traded crypto companies. So this year we had Circle, Bullish, Gemini, just last week. Uh, I think eToro and a bunch of others are, are you, do you already have one or are you planning to launch an ETF for these publicly traded crypto, uh, companies?

PANDL: Well, I can't just say specifically about those types of, of future product, uh, plans, but I, I would say again, investor choice increasing is, is a great sign. And maybe I would call out a Circle as a, uh, a great example of the kind of thing that is so welcome from, uh, for investors. Investors are excited about stablecoins. You know, stable coins are, you know, to date the killer app of smart contracts. You know, smart contracts are a fundamental idea from computer science that sort of, as you well know, as your listeners know, is a kind of building block of decentralized of finance. Um, you know, it's the kind of foundational idea that allows us to build this rich ecosystem of financial activities on top of a, a blockchain. And today, stablecoins or digital dollars on the blockchain are the, the killer app of smart contract based, uh, technology. So investors are aware of that they can see all the growth, all the activity, uh, in, in stable coins, but until very recently, they didn't have a public company, uh, that they could invest in to get that, uh, exposure. And so the, uh, Circle being, being listed on, on US markets, uh, was very well received by investors because mainstream investors are aware of the stablecoin, uh, story already. They just didn't have a, uh, a way to get portfolio exposure, uh, to that. Uh, and so yes, these IPOs help, uh, increase that, uh, investor, uh, choice, which is a great, a great thing to see. And then, you know, Ethereum, uh, is another way to get stablecoin, uh, type exposure. You know, circle is kind of like, compared to our digital payment system today, Circle is kind of like the bank, and Ethereum is kind of like where the transactions are processed, you know, the equivalent of the kind of credit card networks, uh, today. And so for investors that wanna get stablecoin type exposure in a portfolio, a combination of a, of a listed public company like a circle and a blockchain, uh, token, like a Ethereum, that's a great way to start building those things in a portfolio. So the investor choice has been increasing for important themes like, uh, stablecoins. It's, it's exactly what we want to see at Grayscale.

EDWARD: Yeah, it's so exciting, Zach. I mean, <laugh>, I know I mentioned earlier about, you know, the last four years and crypto's really matured and come a far away, and it seems like there's this convergence with tradfi companies going public, uh, tradfi institutions like BlackRock and letters tokenizing, launching different products, and, uh, the banks are not saying they, they wanna launch stable coins and crypto trading. It's, it's amazing how far we've come. We,

PANDL: We have come, uh, a far away, but I would just emphasize that there is still a great deal of ground, uh, still to cover. So we, we've made a lot of distance, but in my view, the progress is still very small compared to the ultimate vision. You know, the goal here is that blockchain based finance is going to really transform the way our financial system and the way our capital markets, uh, work. These are innovations and digital money and digital finance that will be foundational for everything in finance, uh, in the, in the future. So yes, we've made a lot of progress. You know, the crypto asset class has come from, you know, almost nowhere 10 years ago to a $4 trillion asset class. That is a lot of growth, and it's bringing a lot of real benefits, uh, to users. But my vision, uh, for the asset class and, you know, for the, the, uh, adoption of technology is much higher, uh, than where it is, uh, today. So I, I think we have, you know, a 10, 15, 20 year journey ahead of us. And I think, uh, Tony, we're gonna have a lot of these, uh, conversations and look back even to this year and say, remember how early that was? You know, these felt like big breakthroughs in 2025. But in my view, kind of looking back with that 10, 15, 20 year perspective, it will look like just the beginning, uh, for what we're trying to accomplish with the blockchain based, uh, technology, uh, and, uh, and the crypto asset class.

EDWARD: Yeah, well said. And this year, certainly a lot of landmark moments with the Genius Act passing, we have the Clarity Act coming up, uh, for vote this fall. And I, I'm sure, you know, I would love to get your thoughts on this, that once that passes, it's gonna open, unlock a ton of innovation and building, because people will have, as the bill is rightly named Clarity.

PANDL: That's exactly right. The, the comparison that we like to make is sort of to the internet itself. You know, think back to where the internet was, say in the mid 1990s. You know, we were past the very beginning of the story where it was just about technologists and hobbyists, you know, trying something, uh, new. Uh, and there was a big increase in the, uh, you know, big improvement in the user experience, um, you know, mosaic browser and other things that made it a lot easier for the average person to get online and greatly increased adoption. And so we saw a big acceleration at that time as the, the user experience was, was improving, the applications are improve, were improving, et cetera. I, I would think that crypto is kind of at that place, uh, today. You know, we're past the very beginning of the story where it's just about, you know, cryptographers and other specialists that were building, uh, the early parts of this, uh, technology. We're already bringing value to many people around the world, uh, today, of course, but we're seeing acceleration in the improvement of the user experience and regulation, you know, the financial markets regulation is an important element, uh, to that, you know, to see the full, uh, vision, uh, achieve for the crypto asset class. We need to make sure that it is, uh, you know, these technologies and these investment products are safe for consumers and safe for the financial system as a whole. And that's what we're seeing now. Uh, as you mentioned, the, the Genius Act, uh, bipartisan legislation on stablecoins, uh, passed by the US Congress and signed by the president in July of this year. And now Congress is taking up, uh, what people in crypto call market structure, uh, legislation. This is a mammoth piece of financial services legislation akin to things like, you know, Dodd-Frank or Sarbanes-Oxley for, for your listeners that are familiar with some of these, uh, things every once every 10 years or so, the US Congress takes up a big piece of financial services legislation, and that's what we're seeing, uh, work its way through the Senate, uh, now, uh, for, for crypto. And the why this is so important is just to build that foundation for future growth. You know, we need clear regulatory structure in the most important, uh, economy, the most important capital market system, which is the United States in order to achieve the full, uh, vision. And encouragingly Congress is working on that right now, and the US will be a leader in this process. You know, once the US, the most important market and financial system lays down these, uh, types of rules, it will be duplicated, uh, in many places, uh, around the world. So kind of opening up, uh, global access to the assets and adoption of the technology all around the world. And that's what'll help drive us another 10, 15, 20 years, uh, into the future.

EDWARD: Yeah, it's exciting times. Um, I'm really looking forward to seeing what happens post the Clarity Act passing into law. Um, and I know it's gonna take time for folks to ramp up and get going, but I'm, I'm really curious as to the new innovations, the new applications, and the creative things that are rolled out. Uh, it's just a great, great time to be in the industry now. Um, final item here I wanna ask you about is, uh, what else is on your roadmap? You did touch on a few things earlier, but anything else we can expect from Grayscale?

PANDL: Yeah, I think, um, a couple of things that I would, uh, mention, of course, going back to, to where we started, um, the Grayscale, CoinDesk, crypto 5 ETF, the product that was introduced as an ETP product, ETF product, uh, just this week, uh, we're gonna be spending a lot of time on investor education around that, uh, product. We do a lot of that, uh, already, but many investors just still have tons of basic questions about how to think about crypto in the context of a diversified, uh, portfolio. I have my stocks, I have my bonds, I maybe have some alternative investments like, like private equity or, or real estate. How should I think about crypto in that context? Um, what's it correlated to? What's the right amount, you know, how should I think about risk management, uh, over time? So the, the single most important thing that I'll be working on is, uh, investor education about portfolio construction, building a diversified portfolio for the future, and how something like the crypto five, uh, will fit into a portfolio like that. And then beyond that, it's many of the things that you've already mentioned. Uh, Tony, you know, staking assets beyond Bitcoin and Ether, like Solana and many of the other assets that we are, uh, excited about, investors can anticipate a lot of Grayscale education, um, you know, in-person online, uh, on all those topics. And our goal is a very, a simple one. We believe in the technology and the, the value of these assets. And that almost every portfolio, any multi-asset portfolio that's being held for growth held for the long term, can benefit from incorporating, uh, crypto assets. And we just help investors try to understand, uh, the technology and the investment risks and all that, uh, as clearly as possible so that they are confident making an allocation to the asset class. So that's what I'm gonna be working on, uh, over the coming months, just like, uh, over the, the last several years.

EDWARD: That's awesome. Uh, well, I'm looking forward to the future updates. I'm sure we're gonna do another conversation pretty soon as things are starting to heat up. It seems like, uh, the SEC is getting ready to make a lot of approvals and, uh, uh, congrats on, you know, the approval of, of the GDLC, uh, to an ETF conversion top five. I just think that's a great product. I, I think if I'm, uh, you know, the average Joe and Jane out there, you know, I'm busy, I'm working, I got life things in life, and I don't have time to go through every coins, but I, I can get access to those top five that, that's just a great, great, uh, product. You know, with crypto going mainstream. I think it's, it's a great timing for everything.

PANDL: Well said, Tony. That's exactly the idea. A single solution for the busy professional, uh, that wants to incorporate crypto in their portfolio. Uh, the, uh, crypto 5, uh, ETF, uh, from Grayscale and CoinDesk is exactly, uh, the type of solution that we're trying to build.

EDWARD: Zach, as always a pleasure. Thank you so much. Appreciate your insights and uh, like I said, we'll have to do another one soon.

PANDL: Looking forward to it, Tony. Thank you.

Grayscale Coindesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.